Exhibit 8.3

Dr. Raoul Stocker	Michael A. Barrot
dipl. Steuerexperte	Rechtsanwalt, LL.M., dipl. Steuerexperte
+41 58 261 50 00	+41 58 261 50 00
raoul.stocker@baerkarrer.ch	michael.barrot@baerkarrer.ch

Coca-Cola HBC AG

Baarerstrasse 14

CH-6300 Zug

Switzerland

Zurich, 3 December 2012

Tax Opinion as to Swiss Tax Consequences of the Transaction

Dear Sirs

We have acted as Swiss counsel to Coca-Cola HBC AG (“Coca-Cola HBC”) in Switzerland, in connection with the Registration Statement on Form F-4 of Coca-Cola HBC (as amended or supplemented through the date hereof, the “Registration Statement”).

The discussion under the caption “Material Tax Considerations - Switzerland” in the Registration Statement, insofar as it relates to matters of Swiss tax law, subject to the qualifications, assumptions, exceptions and limitations described therein, is our opinion with respect to the material Swiss tax considerations of (i) the exchange offer to holders of Coca-Cola Hellenic Shares or Coca-Cola Hellenic ADSs, (ii) the Greek statutory buy-out to holders of Coca-Cola Hellenic Shares or Coca-Cola Hellenic ADSs, (iii) the Greek statutory sell-out to holders of Coca-Cola Hellenic Shares or Coca-Cola Hellenic ADSs, and (iv) the ownership of Coca-Cola HBC Shares or Coca-Cola HBC ADSs received in the exchange offer, or the Greek statutory buy-out or the Greek statutory sell-out, if Coca-Cola HBC Shares or Coca-Cola HBC ADSs are properly elected to be received instead of cash.

Capitalized terms used but not defined herein shall have the meaning ascribed to them on the Registration Statement.

We are attorneys admitted to practice in Switzerland and we express no opinion as to, and have not made any investigation of, the laws of any jurisdiction other than the laws of Switzerland.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references therein to us.

Very truly yours

Dr. Raoul Stocker	Michael A. Barrot